SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D
				   (Rule 13d-101)

	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

                              (Amendment No. 3) 1

			 BUTLER INTERNATIONAL, INC.
			     --------------------------
				   (Name of Issuer)

	       		Common Stock, $.001 Par Value
			    -----------------------------
			    (Title of Class of Securities)

				     123649105
				    ------------
				   (CUSIP Number)

				Scott B. Bernstein, Esq.
				Caxton Associates, L.L.C.
				731 Alexander Road, Bldg. 2
				Princeton, New Jersey  08540
				    (609) 419-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				    September 18, 2003
			------------------------------------
 	Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)
_________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



				SCHEDULE 13D

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
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3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

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NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		513,700
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		513,700
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     513,700
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		513,700
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		513,700
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     513,700
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		513,700
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		513,700
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     513,700
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!


This Amendment 3 to Schedule 13D relates to the Common Stock, par
Value $.001 per share (the "Common Stock"), of Butler International, Inc., a Delaware corporation (the "Company"), 110 Summit Avenue, Montvale, NJ 07645."



Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is hereby amended by replacing it with the following paragraph:

	"No amounts were paid (excluding commissions, if any) in the series of transactions pursuant to which Caxton International sold shares of Common Stock since the most recent filing of Schedule 13D on September 5, 2003."



Item 5.	Interest in Securities of the Issuer.

	Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following subparagraph:

	"(a) Caxton International beneficially owns 513,700 shares of Common Stock (the "Shares"), representing approximately 5.1% of the total shares of Common Stock issued and outstanding. The decrease in beneficial ownership from the date of the Schedule 13D filed September 5, 2003 is a result of the net sale of Shares by Caxton International being reported hereunder."


	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following subparagraph:

	"(c)  Caxton International sold shares of Common Stock in a series
	of open market transactions effected primarily with independent brokers and,
	to a lesser extent, directly with market makers utilizing the NASDAQ System,
	since the most recent filing of Schedule 13D.  See Schedule A for disclosure
	of (1) the date, (2) the price and (3) the amount of Shares sold by Caxton
	International since the most recent filing of Schedule 13D on
	September 5, 2003."


	After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 19, 2003



CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title:   Vice President & Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title:   Vice President & Secretary


CAXTON ASSOCIATES, L.L.C.


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Scott B. Bernstein
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact




						Schedule A

	Caxton International Limited
		No of Shares		Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)


05-SEP-03	 (6,900)		0.8132
08-SEP-03	 (1,300)		0.8662
09-SEP-03	 (6,900)		0.8207
10-SEP-03	   (400)		0.8000
11-SEP-03	   (200)		0.8000
15-SEP-03	(10,000)		0.8134
16-SEP-03	 (5,000)		0.8164
17-SEP-03	(10,000)		0.8548
18-SEP-03	(30,400)		1.0300
18-SEP-03	(77,900)		1.0461